VARLEN CORPORATION AND SUBSIDIARIES
Exhibit 11
Computation of Per Share Earnings
    Unaudited
(Thousands, Except Per Share Amounts)

                                                Three Months Ended

Primary Earnings Per Share:                      4/29/95   4/30/94


Net earnings                                    $   6,156 $   3,630

Computation of the Weighted Average Number of
   Shares Outstanding as Used in the Primary
   Earnings Per Share Computation:

   Weighted average number of shares
   outstanding                                      5,355     5,353

   Shares assumed issued under the treasury
      stock method                                    191       183

   Weighted average number of shares
   outstanding, as adjusted                         5,546     5,536


Primary Earnings Per Share:                     $    1.11 $    0.66


Fully Diluted Earnings Per Share:

Reconciliation of net earnings per the
condensed consolidated financial
statements to the amount used for the
fully diluted computation:
   Net earnings                                  $   6,156 $   3,630

   Add interest on 6.5% convertible subordinated
      debentures, net of income tax effects            659       667

   Net earnings, as adjusted                     $   6,815 $   4,297

Computation of the Weighted Average Number of
   Shares Outstanding as Used in the Fully
   Diluted Earnings Per Share Computation:

   Weighted average number of shares outstanding     5,355     5,353

   Shares assumed issued under the treasury
      stock method                                     202       184

   Shares issuable from assumed exercise of
      6.5% convertible subordinated debentures       2,776     2,776

   Weighted average number of shares outstanding,
   as adjusted                                       8,333     8,313


Fully Diluted Earnings Per Share:                $    0.82 $    0.52